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                                  (EXHIBIT 18)




October 30, 1997

To the Board of Directors
of Concorde Career Colleges, Inc.



Dear Directors:

We have been furnished with a copy of Concorde Career Colleges Inc.'s Form 10-Q for the quarter ended September 30, 1997. Note 2 therein describes a change in tuition income recognition policies from a method that recognized a disproportionately larger portion of the tuition income in the month a student began attending classes, with the remainder deferred and recognized ratably over the term of the program, to a method that initially defers all tuition income and recognizes the tuition income ratably over the term of the program. It should be understood that the preferability of one acceptable method of tuition income recognition over another has not been addressed in any authoritative accounting literature and in arriving at our opinion expressed below, we have relied on management's business planning and judgment. Based upon our discussions with management and the stated reasons for the change, we believe that such change represents, in your circumstances, the adoption of a preferable alternative accounting principle for recognizing tuition income in conformity with Accounting Principles Board Opinion No. 20.

We have not made an audit in accordance with generally accepted auditing standards of the financial statements of Concorde Career Colleges, Inc. for the three-month or nine-month periods ended September 30, 1997 or September 30, 1996 and, accordingly, we express no opinion thereon or on the financial information filed as part of the Form 10-Q of which this letter is to be an exhibit.

Yours very truly,



PRICE WATERHOUSE LLP